SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. _________)

CHINA IVY SCHOOL, INC..

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

    16941U 10 1

(CUSIP NUMBER)

        Ming Long Asia Industry Company Limited

 (Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

           March 20, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP NO.  180239 20 4

1.

Name of Reporting Person;

S.S. or I.R.S. Identification No. of Above Person

Ming Long Asia Industry Company Limited

I.D. No.:

2.

Check the Appropriate Box if a Member of a Group

(a)

☐

(b)

☐

3.

SEC Use Only

4.

Source of Funds:  OO

5.

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)   ☐

6.

Citizenship or Place of Organization:  China

Number of

7.

Sole Voting Power:

Shares

Beneficially

8.

Shared Voting Power:

6,700,000

Owned By

Each Reporting

9.

Sole Dispositive Power:

Person with

10.

Shared Dispositive Power:

6,700,000

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

6,700,000 shares

12.

Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)   ☐

13.

Percent of Class Represented by Amount In Row 11:  10.89%**

14.

Type of Reporting Person: CO

______________________

**

Based upon 61,500,000 shares of Issuer’s Common Stock issued and outstanding as of March 26, 2007.

CUSIP NO.  180239 20 4

1.

Name of Reporting Person;

S.S. or I.R.S. Identification No. of Above Person

Jianwei Wu

I.D. No.:

2.

Check the Appropriate Box if a Member of a Group

(a)

☐

(b)

☐

3.

SEC Use Only

4.

Source of Funds:  OO

5.

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)   ☐

6.

Citizenship or Place of Organization:  CHINA

Number of

7.

Sole Voting Power:

Shares

Beneficially

8.

Shared Voting Power:

6,700,000*

Owned By

Each Reporting

9.

Sole Dispositive Power:

Person with

10.

Shared Dispositive Power:

6,700,000*

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

6,700,000* shares

12.

Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)   ☐

13.

Percent of Class Represented by Amount In Row 11:  10.89%**

14.

Type of Reporting Person: IN

______________________

*

Beneficially held by  Ming Long Asia Industry Company Limited (“Ming Long”) and Jianwei Wu by reason of his control of Ming Long, which he serves as Chief Executive Officer and in which Mr. Wu owns a majority of the issued and outstanding common stock.

**

Based upon 61,500,000 shares of Issuer’s Common Stock issued and outstanding as of March 26, 2007.

Item 1.

Security and Issuer

This statement relates to the common stock, par value $.001 per share (“Common Stock”), of China Ivy School, Inc., a Nevada corporation (the “Company”), with its principal executive offices at Anlian Building, Suite #A 1501, Futian District, Shenzhen, China 518110.

Item 2.

Identity and Background

(a)

Ming Long Asia Industry Company Limited, a Chinese company (“Ming Long”), as Reporting Person.

(b)

The current business address of Ming Long is Yu Hue Road, Wu Zhing Qu, Suzhou City, China 215104.

(c)

Ming Long acts as a company providing surety and loan guaranty.

(d)

Ming Long has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Ming Long has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(a)

Jianwei Wu (“Wu”), as Reporting Person.

(b)

Wu has a business address at Yu Hue Road, Wu Zhing Qu, Suzhou City, China 215104.

(c)

Wu serves as the Chairman of Shenzhen.

(d)

Wu has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Wu has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)

Wu is a citizen of the China.

Item 3.

Source and Amount of Funds

On March 20, 2007, Ming Long received 6,700,000 shares of the Company’s Common Stock as a gift from Yongqi Zhu.

Item 4.

Purpose of Transaction

The purpose of the Transaction was to give a gift of shares of the Company’s Common Stock own by Yongqi Zhu to Ming Long.  The Common Stock to be acquired by Ming Long in the Transaction, totaling 6,700,000 shares of the Company’s common stock, constitutes 10.89% of the issued and outstanding shares of the Company.

Item 5.

Interest in Securities of the Issuer

(a)

Ming Long owns 6,700,000 shares of Common Stock of the Company, which constitutes 10.89% of the issued and outstanding shares of the Company’s Common Stock.  In connection with his position as the Chief Executive Officer and controlling stockholder of Ming Long, Wu may be deemed to beneficially own the 6,700,000 shares of the Company’s Common Stock owned by Ming Long.

(b)

Each of Ming Long and Wu has the shared power to vote or direct to vote and share the power to dispose or to direct the disposition of the 6,700,000 shares of the Company’s Common Stock that Shenzhen owns.

(c)

Other than the Transaction described in this Schedule 13D, the Reporting Person has not effected any transaction involving the Company’s securities within the sixty (60) preceding days.

(d)

Unknown

(e)

Not Applicable

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person does not have any contracts, arrangements, understandings or relationships with any person with respect to the Common Stock of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.

Material to be filed as Exhibits

Exhibit No.	Exhibit

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 29, 2007

MING LONG INDUSTRY ASIA COMPANY LIMITED

By:   /s/ Jianwei Wu

Jianwei Wu, Chief Executive Officer